Exhibit 99.2

Dear Shareholders,

It is with great enthusiasm that I report to you on our fiscal year 2014 which is highlighted by an important acquisition, advancement of our partnered diabetes asset, multiple private placement financings and activities to expand the core strategy of our business.

The acquisition of the neuropsychiatric drug candidate, ELND005, from Perrigo Company plc (“Perrigo”) provides Transition a late stage development program targeting a significant patient population. As Transition holds all development and commercialization rights to ELND005, there is a near-term opportunity for value creation with positive outcomes from the current on-going Phase 2 study. This ELND005 opportunity is paired with Transition’s core strategy of developing assets acquired from Pharma partners. TT401, our diabetes asset partnered to Lilly, has commenced a large Phase 2 study and the Company is working to add one or two more development assets to broaden its pipeline of drug candidates. The ELND005 acquisition has also brought a deeper clinical development team which opens up opportunities for Transition to in-license later stage assets from Pharma partners in the future. Transition is well-financed to execute its overall business strategy as the Company raised approximately US$43 million through equity offerings during fiscal 2014. The upcoming calendar year of 2015 holds key clinical development milestones for the ELND005 program which have the potential to be transformative for our Company.

ELND005 – Neuropsychiatric Drug Candidate

In February 2014, Transition completed the acquisition of its Irish subsidiary Transition Therapeutics Ireland Limited (“TTIL”) from Perrigo. TTIL’s only asset is the neuropsychiatric drug candidate, ELND005, an oral small molecule compound in multiple clinical studies. Following the acquisition, the ELND005 program was thoroughly reviewed and rationalized to focus on two therapeutic opportunities, the treatment of agitation and aggression associated with Alzheimer’s disease (“AD”) and the treatment of Down syndrome.

The key ELND005 clinical study underway is a Phase 2 clinical study of up to 400 AD subjects who are experiencing moderate levels of agitation and aggression. The development of therapeutics to treat the neuropsychiatric symptoms associated with AD is becoming a central focus of the AD clinical research community. Neuropsychiatric symptoms such as agitation, aggression and others are identified as the leading reasons for the institutionalization of AD patients. For caregivers at home, the burden of managing a loved one who has had become physically and emotionally difficult to handle leads to burnout and ultimately a decision to find an external facility for care. The challenge of managing these AD patients is not solved with institutionalization. As there are no drugs approved to treat agitation and aggression in AD patients, some clinicians turn to the administration of anti-psychotic medications. Unfortunately anti-psychotics carry a “black-box” warning of increased mortality in the elderly. With this current situation, there is great interest in the clinical community for approved drugs with better safety profiles to help these patients.

It is estimated that up to 60% of AD patients will have agitation and aggression over the course of the disease, which would translate to approximately 3 million patients in the United States alone. With the scale of this medical need, the United States Food and Drug Administration (“FDA”) has granted ELND005 “Fast-Track” status for regulatory review as a therapy to treat the neuropsychiatric symptoms of AD.

From a clinical development standpoint, ELND005 is one of the leading drug candidates being developed to address this unmet medical need. Development of ELND005 is supported by previous clinical evidence where mild to moderate AD patients treated with ELND005 had reduced emergence of multiple neuropsychiatric symptoms including depression, anxiety and agitation and aggression. The current Phase 2 clinical study with enrolment up to 400 AD patients is well-powered to provide important data to ultimately support the filing of NDA application in the future, assuming positive results. Transition has employed a clinician-based primary endpoint called the NPI-C to measure patient’s changes in agitation and aggression levels during the study.

I can report that study enrolment has increased since Transition’s acquisition of the ELND005 program and we remain on target to complete enrolment in the first quarter of calendar 2015. There are currently 65 clinical sites worldwide that are enrolling AD patients. We at Transition are very grateful for the support of our clinical investigators as their dedication in working with and enrolling these patients has been invaluable in the performance of this study.

In addition to the Phase 2 study in agitation and aggression, a pharmacokinetic study in young adults with Down syndrome has also been completed. We expect to report top-line results of the drug candidate’s properties in this patient population in the near future.

TT401 (LY2944876) – Type 2 Diabetes Drug Candidate

The fiscal year 2014 also saw important clinical development of diabetes drug candidate TT401 (also known as LY2944876). TT401 is an oxyntomodulin analog that has dual agonist activity of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors. At this time, GLP-1 single agonist therapies are a fast-growing therapeutic class to treat type 2 diabetes with more than US$2 billion in annual sales. GLP-1 single agonist therapies provide type 2 diabetics both blood-glucose regulation and a marginal level of weight loss. The promise of a dual agonist GLP-1 therapy, like TT401, is that type 2 diabetics can have significant weight loss coupled with blood-glucose regulation. As obesity is a growing problem worldwide and is considered a key cause of type 2 diabetes, reducing weight has become the next target in improving the health of those with diabetes.

Following our partner Lilly’s exercise of its option to acquire the development and commercialization rights to TT401, there has been a consistent and purposeful advancement of this drug candidate. Lilly announced the start of a Phase 2 study enrolling up to 375 type 2 diabetes subjects in May 2014. This study will evaluate four dose arms of TT401, a placebo arm, and an active comparator arm in the form of once-weekly exenatide. There will be a 12-week blinded treatment period, where neither the participant nor the investigator will know which treatment each individual is assigned. Thereafter follows a 12-week period (weeks 13-24) where participants and the investigator will know which treatment they are assigned to. The main efficacy outcome measures will be the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study. The inclusion of the active comparator arm in this study will be a benchmark to assess the additive benefit of the dual agonist therapy of TT401.

Growth of the Development Pipeline

The presence of two late-stage clinical assets targeting large patient populations has not diminished or distracted management from continuing to pursue a prudent strategy of parallel development of multiple drug candidates. With this in mind, Transition has sought to add one or two additional development programs through in-licensing. We are seeking new pipeline candidates with evidence, clinical or otherwise, of therapeutic activity that we can quickly advance further in clinical development. This strategy also employs arrangements with potential partners to cooperate in de-risking the in-licensed candidate prior to the formal execution of a licensing agreement. In this way, new drug candidates have an appropriate risk-to-reward profile before the full Transition team is engaged in their development.

Looking Ahead

Next year, with its clinical milestones, promises to be an important year in the growth of Transition. The results from the ELND005 Phase 2 clinical study in agitation and aggression in AD are expected in mid- calendar year 2015. With this study enrolling up to 400 patients, it will have the size and statistical power to demonstrate the effects on ELND005 in reducing agitation and aggression in AD patients. Adding to that, Lilly will continue performing a 375 subject Phase 2 study TT401 in type 2 diabetes. The design of this study will provide guidance on the potential commercial benefit of TT401 as it will be benchmarked against a marketed GLP-1 single-agonist therapy. And finally, Transition will look to in-license one or two additional programs to broaden the company development pipeline.

In 2014, we completed two private placements and an equity financing with Perrigo as part of the ELND005 transaction. These activities raised US$43 million for Transition and with the exercise of associated share warrants could add another US$24 million for the Company. These funds will provide Transition sufficient cash to execute its business strategy through the next major clinical development milestone for ELND005 and TT401. Transition’s large investors, Board members and management principally provided the funding for our two private placement financings. This on-going strong support from our shareholders and the Company’s Board and management has been fundamental as Transition looks to advance to its upcoming clinical milestones.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. We look forward to reporting on these events over the next year and thank our shareholders for their commitment, continued support and confidence.

Tony Cruz, Chairman and Chief Executive Officer
Transition Therapeutics Inc.